Orange Comet, Inc.

Consolidated Financial Statements
As of and for the Years Ended December 31, 2023 and 2022

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS



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San Diego, CA 92130

Independent Auditor's Report

Board of Directors
Orange Comet, Inc.
Burbank, California

Opinion

We have audited the consolidated financial statements of Orange Comet, Inc. and its subsidiary (the Company), which comprise the consolidated balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, negative cash flows from operating activities and accumulated deficit, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

We also audited the disclosures related to net loss per common share, weighted average shares outstanding, and segments for 2022, as discussed in Note 2 to the financial statements. In our opinion, such disclosures are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the disclosures related to net loss per common share, weighted average shares outstanding, and segments, and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements as a whole.

BDO USA, P.C. a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

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Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, P.C.

San Diego, California
July 29, 2024



Independent Auditor's Report

RSM US LLP

719 Griswold St
Suite 820
Detroit, MI 48226

T +1 313 335 3900
F +1 313 335 3901

www.rsmus.com

Board of Directors
Orange Comet, Inc.

Opinion
We have audited, before the effects of the adjustments to retrospectively apply the changes in the Company's consolidated statement of operations to include net loss per common share and weighted average common shares outstanding, disclosures about the net loss per share and segments and related information in Note 2, the consolidated financial statements of Orange Comet, Inc. and its subsidiary (the Company), which comprise the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). The 2022 financial statements before the effects of the adjustments, (collectively, "the Adjustments") are not presented herein. In our opinion, before the effects of the adjustments to retrospectively apply the changes in the Company's consolidated statement of operations to include net loss per common share and weighted average common shares outstanding, disclosures about the net loss per share and segments and related information in Note 2, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to retrospectively apply the in the Company's consolidated statement of operations to include net loss per common share and weighted average common shares outstanding, disclosures about the net loss per share and segments and related information in Note 2 and, accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Restatement as of and for the Year Ended December 31, 2022
As discussed in Note 2, Restatement as of and for the year ended December 31, 2022, to the financial statements, the 2022 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

RSM US LLP

Detroit, Michigan
June 19, 2023, except for the Restatement as of and for the Year Ended December 31, 2022 section of Note 2 as to which the date is July 29, 2024

ORANGE COMET, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)

		December 31,		
		2023		**2022** **(as restated)**
ASSETS				
Current assets:				
Cash	$	7,333	$	4,613
Accounts receivable		—		38
Prepaid expenses and other current assets		175		1,726
Digital assets, net		36		103
Total current assets		7,544		6,480
Restricted cash		998		—
Property and equipment, net		240		77
Intangible assets, net		8,622		2,212
Goodwill		6,099		6,099
Other noncurrent assets		67		630
Total assets	$	23,570	$	15,498
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	154	$	546
Accrued expenses and other current liabilities		131		1,313
License fees payable, current portion		1,790		—
Convertible debt		400		—
SAFE liabilities		2,376		3,390
Total current liabilities		4,851		5,249
License fees payable, net of current portion		5,324		—
Warrant liabilities		4,287		—
Convertible debt		5,383		—
Other noncurrent liabilities		1,500		978
Total liabilities		21,345		6,227
Commitments and contingencies (Note 15)				
Stockholders' equity:				
Common stock, $0.001 par value; 80,000,000 and 50,000,000 shares authorized as of December 31, 2023 and 2022, respectively; 18,625,210 and 17,190,000 shares issued and outstanding as of December 31, 2023 and 2022, respectively		19		17
Additional paid-in capital		50,674		37,429
Accumulated deficit		(48,468)		(28,175)
Total stockholders' equity		2,225		9,271
Total liabilities and stockholders' equity	$	23,570	$	15,498

The accompanying notes are an integral part of these consolidated financial statements.

ORANGE COMET, INC.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	December 31,			
	2023		**2022 (as restated)**	
Revenue	$	367	$	5,960
Cost of revenue		1,071		285
Gross profit (loss)		(704)		5,675
Operating expenses:				
Selling and marketing		1,939		4,252
General and administrative		9,854		15,449
Research and development		8,842		7,063
Realized gain on disposal of digital assets		(29)		(754)
Impairments and unrealized gains and losses on digital assets		54		1,472
Total operating expenses		20,660		27,482
Operating loss		(21,364)		(21,807)
Interest expense, net		(628)		(349)
Gain on contract termination		540		—
Change in fair value of warrants and SAFEs		1,161		3
Loss before (provision) benefit for income taxes		(20,291)		(22,153)
Income tax (provision) benefit		(2)		659
Net loss	$	(20,293)	$	(21,494)
Net loss per common share:				
Basic and diluted	$	(1.10)	$	(1.40)
Weighted average common shares outstanding:				
Basic and diluted		18,471,539		15,371,507

The accompanying notes are an integral part of these consolidated financial statements.

ORANGE COMET, INC.
Consolidated Statements of Stockholders' Equity
(in thousands, except shares)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance as of January 1, 2022	15,315,000	$ 15	$ 19,565	$ (6,681)	$ 12,899
Shares issued in connection with acquisition of MSL	1,875,000	2	7,648	—	7,650
Stock-based compensation	—	—	10,216	—	10,216
Net loss (as restated)	—	—	—	(21,494)	(21,494)
Balance as of December 31, 2022 (as restated)	17,190,000	$ 17	$ 37,429	$ (28,175)	$ 9,271
Issuance of warrants in connection with SAFEs	—	—	848	—	848
Conversion of SAFEs into common stock	529,648	1	2,647	—	2,648
Exercise of common stock options	120	—	—	—	—
Issuance of common stock in connection with private placement offering, net of issuance costs of $0.2 million	905,442	1	2,887	—	2,888
Stock-based compensation	—	—	6,863	—	6,863
Net loss	—	—	—	(20,293)	(20,293)
Balance as of December 31, 2023	18,625,210	$ 19	$ 50,674	$ (48,468)	$ 2,225

The accompanying notes are an integral part of these consolidated financial statements.

ORANGE COMET, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31, 2023	Year Ended December 31, 2022 (as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (20,293)	$ (21,494)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,714	25
Stock-based compensation	6,863	10,216
Noncash interest expense on license fee liabilities and IP contracts	574	348
Change in fair value of warrant and SAFE liabilities	(1,161)	—
Gain on contract termination	(540)	—
Digital assets received as revenue	(329)	(5,523)
Digital asset payments for expenses	111	183
Digital asset impairment charges	54	1,472
Realized gain on disposal of digital assets	(29)	(754)
Deferred taxes	—	(661)
Changes in operating assets and liabilities, net of amounts acquired:		
Accounts receivable	38	568
Prepaid expenses and other current assets	224	(839)
Accounts payable	(79)	501
Accrued expenses and other current liabilities	(295)	271
Other noncurrent assets	(67)	—
Other noncurrent liabilities	200	—
Net cash used in operating activities	(13,015)	(15,687)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(255)	(73)
Cash acquired in MSL acquisition	—	15
Payments for intangible assets	(860)	—
Proceeds from the disposal of digital assets held	260	4,519
Net cash (used in) provided by investing activities	(855)	4,461
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net proceeds from issuance of SAFEs (net of issuance costs of $0.3 million)	2,633	3,390
Net proceeds from convertible debt transactions	6,650	—
Net proceeds from the Private Placement Transaction (net of issuance costs of $0.3 million)	7,005	—
Proceeds from Sale of Future NFT Revenues (see Note 8)	1,300	—
Proceeds to settle a receivable from the issuance of common stock	—	5,000
Net cash provided by financing activities	17,588	8,390
Net change in cash and restricted cash	3,718	(2,836)
Cash and restricted cash at beginning of period	4,613	7,449
Cash and restricted cash at end of period	$ 8,331	$ 4,613
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$ —	$ 1
Cash paid for interest	$ —	$ —
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Fair value of equity issued in connection with MSL acquisition	$ —	$ 7,650
Purchase of NFTs with cryptocurrency	$ 1	$ 138
Conversion of 2022 SAFEs into common stock and warrants	$ 3,535	$ —
Noncash consideration for intangible asset acquisitions	$ 8,031	$ —
Future minimum payment liability for use of IP	$ —	$ 1,517
Deferred tax liability benefit from MSL acquisition	$ —	$ (660)

The accompanying notes are an integral part of these consolidated financial statements.

1. *Description of Business*

Orange Comet, Inc. ("Orange Comet" or the "Company") was incorporated on April 8, 2021. The Company was redomiciled on June 14, 2022 to the State of Delaware and is headquartered in Burbank, California. Mint State Labs, Inc. ("MSL" or the "Subsidiary") was acquired on December 21, 2022 and is a wholly owned subsidiary of the Company.

Orange Comet is a next generation gaming and entertainment company, creating immersive gaming and entertainment experiences. Since Orange Comet's inception, the Company has worked with different entertainment properties and influential figures to create immersive environments with next-generational gaming experiences. Through the use of next generation gaming technology, players can own in-game assets.

Risks and Uncertainties

The Company is subject to a number of risks similar to other technology companies including, but not limited to, rapid technological changes, ability to design and develop new products, competition from substitute products, and protection of proprietary rights. Additionally, factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, continued demand for the Company's products, stability of global financial markets, cybersecurity breaches, and other disruptions that could compromise the Company's information or results, business disruptions that are caused by natural disasters or pandemic events, geopolitical issues, government regulations and oversight, and dependence on key individuals.

Going Concern

The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. Through December 31, 2023, the Company has generated recurring losses. As reflected in the accompanying consolidated financial statements for the year ended December 31, 2023, the Company incurred a net loss of $20.3 million and negative cash flows from operating activities of $13.0 million and as of December 31, 2023, the Company had an accumulated deficit of $48.5 million. The Company has historically been dependent on debt and equity financings to fund its operations.

For the Company to continue operations beyond the 12 months following the issuance of these consolidated financial statements and be able to discharge its liabilities and commitments in the normal course of business, it must generate cash from operations or raise additional funds when needed. The Company intends to seek additional capital and may do so through various financing sources, including the sale of equity and debt securities. However, there can be no guarantees that such funds will be available on commercially reasonable terms, if at all. As a result, there is substantial doubt regarding the Company's ability to continue as a going concern for 12 months following the issuance of these consolidated financial statements.

2. *Summary of Significant Accounting Policies*

Restatement as of and for the Year Ended December 31, 2022

After the issuance of the Company's consolidated financial statements as of and for the year ended December 31, 2022, the Company has restated its consolidated financial statements with respect to the inclusion of contractually obligated guaranteed minimum payment liabilities and the related offsetting assets to contracts entered into with certain third parties (see Note 6).

The effect of the restatement on the consolidated balance sheet as of December 31, 2022 and the consolidated statements of operations and cash flows for the year ended December 31, 2022 is summarized in the following tables (in thousands):

Consolidated Balance Sheet

	December 31, 2022 (as previously stated)	Adjustments	December 31, 2022 (as restated)
ASSETS			
Current assets:			
Prepaid expenses and other current assets	$ 839	$ 887	$ 1,726
Total current assets	5,593	887	6,480
Other noncurrent assets	—	630	630
Total assets	$ 13,981	1,517	$ 15,498
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accrued expenses and other current liabilities	$ 426	$ 887	$ 1,313
Total current liabilities	4,362	887	5,249
Other noncurrent liabilities	—	978	978
Total liabilities	4,362	1,865	6,227
Stockholders' equity:			
Accumulated deficit	(27,827)	(348)	(28,175)
Total stockholders' equity	9,619	(348)	9,271
Total liabilities and stockholders' equity	$ 13,981	$ 1,517	$ 15,498

Consolidated Statement of Operations

	Year Ended December 31, 2022 (as previously stated)	Adjustments	Year Ended December 31, 2022 (as restated)
Interest expense, net	$ (1)	$ (348)	$ (349)
Loss before (provision) benefit for income taxes	(21,805)	(348)	(22,153)
Net loss	$ (21,146)	$ (348)	$ (21,494)

Consolidated Statement of Cash Flows

	Year Ended December 31, 2022 (as previously stated)		Adjustments	Year Ended December 31, 2022 (as restated)
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(21,146)	$ (348)	(21,494)
Adjustments to reconcile net loss to net cash used in operating activities:				
Noncash interest expense on license fee liabilities and IP contracts		—	348	348
Net cash used in operating activities		(15,687)	—	(15,687)
NON-CASH INVESTING AND FINANCING ACTIVITIES:				
Future minimum payment liability for use of IP	$	—	$ 1,517	$ 1,517

The only impact to the previously issued consolidated statement of stockholders' equity for the year ended December 31, 2022 was the flow-through impact of the changes to net loss that are shown above in the statement of operations for the year ended December 31, 2022.

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as contained within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and include the accounts of the Company and its wholly-owned subsidiary, MSL. References to "ASU" included hereinafter refers to Accounting Standards Update established by the FASB. All intercompany balances and transactions have been eliminated in consolidation.

In March 2023, the Company and a creative partner formed a joint venture to create new works, stories, and other potential forms of media. As of December 31, 2023 the joint venture has no assets, has not been capitalized with any debt, and has not had any operating activities. The Company holds a 50% equity investment in the joint venture which is a variable interest entity ("VIE"); however, the Company has determined that it is not the primary beneficiary, as it does not have the power to direct the activities of a VIE that most significantly impact the entity's economic performance.

Reclassifications

Certain reclassifications have been made to the prior periods consolidated financial statements in order to conform to the current period presentation. These reclassifications were limited to reclassifications within the consolidated balance sheet and did not impact any prior amounts of total assets, total liabilities, total stockholders' equity, net loss or net cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that can affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates include, but are not limited to, the assessment of the useful life of intangible assets, assumptions used in assessing impairment of long-lived assets, digital assets, intangible assets, and goodwill, the valuation of stock-based compensation awards, fair value of assets acquired and liabilities assumed in businesses combinations, valuation of intangible assets, valuation of financial instruments, and the provisions for income taxes. Actual results could differ from results expected on the basis of those estimates, and such differences could be material to the Company's future results of operations and financial condition.

Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company determined that the Chief Executive Officer is the Company's CODM. The CODM reviews financial information for the Company on a consolidated basis. As such, the Company has determined that it operates a single reportable segment.

Fair Value of Financial Instruments
The Company measures certain assets and liabilities at fair value on a recurring or nonrecurring basis. Fair value is defined as the price that is expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The three levels of the fair value hierarchy are described below:

- *Level 1:* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
- *Level 2:* Inputs other than quoted prices in active markets for identical assets or liabilities that are observable, either directly or indirectly.
- *Level 3:* Unobservable inputs for which there is little or no market data.

The categorization of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The valuation techniques used by the Company when measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs. Long-lived assets, goodwill, and intangible assets, including digital assets, are subject to nonrecurring fair value measurements for the assessment of impairment. All SAFE instruments, certain liability-classified warrants, and convertible debt are subject to recurring fair value measurements.

The following table presents information about the Company's Level 3 financial instruments subject to recurring fair value measurements as of December 31, 2023 (in thousands):

	SAFE Liabilities	Warrant Liabilities	Convertible Debt
Balance as of January 1, 2022	$ —	$ —	$ —
Issuance of new instruments	3,390	—	—
Balance as of December 31, 2022	3,390	—	—
Issuance of new instruments	2,034	5,935	5,783
Conversions or settlements	(3,535)	—	—
Change in fair value measurement	487	(1,648)	—
Balance as of December 31, 2023	$ 2,376	$ 4,287	$ 5,783

Refer to Note 9, Note 10, and Note 11 for additional details.

Business Combinations and Asset Acquisitions
In accordance with ASC 805, *Business Combinations* ("ASC 805"), upon an acquisition, the Company performs an initial test to determine whether substantially all of the fair value of the gross assets transferred is concentrated in a single identifiable asset or a group of similar identifiable assets, such that the acquisition would represent an asset acquisition rather than a business combination. If that test indicates that the set of assets and activities is a business, the Company then performs a second test to evaluate whether the assets and activities transferred include inputs and substantive processes that together, significantly contribute to the ability to create outputs, which would constitute a business. If the result of the second test suggests that the acquired assets and activities constitute a business, the Company accounts for the transaction as a business combination.

For transactions accounted for as business combinations, the Company allocates the fair value of acquisition consideration to the acquired identifiable assets and liabilities assumed based on their estimated fair values. The excess of the fair value of acquisition consideration over the fair value of acquired identifiable assets and liabilities assumed is recognized as goodwill. During the measurement period of a business combination, which is not to exceed one year, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocable to the excess over the fair value of assets acquired. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Acquisition-related costs in a business combination are expensed as incurred.

For transactions accounted for as asset acquisitions, the Company allocates the fair value of acquisition consideration to the acquired identifiable assets acquired and liabilities assumed at cost on a relative fair value basis. If a single asset is acquired, the entire cost is attributed to the acquired asset. In addition, for such asset acquisitions, no goodwill is recognized, acquisition-related costs are capitalized, and any associated contingent consideration is recorded when the amount of consideration is reasonably estimable and probable of being paid.

Future guaranteed payments of acquisition consideration in a business combination or asset acquisition that are non-contingent are treated as part of the consideration transferred and recognized as a liability at fair value at the time of acquisition. The liability is accreted up to its par value over the period of deferral through the recognition of periodic interest expense using the effective interest method in accordance with ASC 835, *Interest* ("ASC 835"). Interest expense is recorded in interest expense, net in the consolidated statements of operations.

Valuations of assets acquired and liabilities assumed require management to make significant estimates and assumptions, especially with respect to intangible assets acquired. The fair value of acquired identified intangible assets is determined by applying an income approach, using several significant unobservable inputs for projected cash flows and a discount rate. These inputs are considered Level 3 fair value measurements.

Customer Concentrations
During the year ended December 31, 2023, revenue from three customers collectively accounted for approximately 84% of total revenue, with individual contributions of 44%, 30%, and 10%. No single customer accounted for more than 10% of the total revenue during the year ended December 31, 2022.

Cash
The Company maintains cash balances at various financial institutions and such balances frequently exceed the amounts insured by the Federal Deposit Insurance Corporation. A failure of the banking institutions in which the Company has funds on deposit may result in a loss of deposits of amounts in excess of the then federally insured limit. Management believes that the financial institutions that hold the deposits pose minimal credit risk. Historically, the Company has not experienced any losses in such accounts. The carrying amount of cash is approximately the same as their respective fair values due to the short-term maturity of these instruments.

The following table provides a reconciliation of the amount of cash and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows (in thousands):

	December 31, 2023	December 31, 2022
Cash	$ 7,333	$ 4,613
Restricted cash	998	—
Cash and restricted cash as shown in the consolidated statements of cash flows	$ 8,331	$ 4,613

Restricted Cash
The Company's restricted cash was $1.0 million as of December 31, 2023 and is used to secure future interest payments under its convertible debt arrangements for the 12-month period subsequent to the balance sheet date. The restricted cash is included as a component of total cash and restricted cash as presented on the accompanying consolidated statements of cash flows.

Accounts Receivable

Prior to January 1, 2023, the Company performed an analysis of the expected collectability of accounts receivable based on several factors, including the age and extent of significant past due accounts and economic conditions or trends that may adversely affect the ability of the debtors to pay their accounts receivable balances. Based on the Company's collectability analysis, an allowance for doubtful accounts was established, when deemed necessary. Effective January 1, 2023 (in connection with the adoption of ASU 2016-13; see additional discussion below), the Company determines an allowance for expected credit losses based on the best estimate of the amount of probable credit losses in accounts receivable. The allowance for expected credit losses is determined based on historical collection experience, reasonable and supportable forecasts, and any applicable market conditions. The allowance for expected credit losses also takes into consideration the Company's current customer information, collection history, and other relevant data. Changes in the Company's estimate to the allowance for expected credit losses are recorded through bad debt expense and account balances are written off against the allowance when it is deemed probable that the receivable will not be recovered. As of December 31, 2023 and 2022, the allowance for expected credit losses and doubtful accounts, respectively, was de minimis.

Digital Assets, Net

Digital assets include non-fungible tokens ("NFTs") and cryptocurrencies. The Company accounts for its digital assets as indefinite-lived intangible assets and subsequently measures its digital assets in accordance with ASC 350, *Intangibles—Goodwill and Other*. Digital assets accounted for as intangible assets are subject to impairment losses if the fair value of digital assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the digital asset at the time its fair value is being measured in the Company's principal market. Impairment expense is reflected under impairment and unrealized gains and losses on digital assets in the consolidated statements of operations. The Company assigns costs to transactions on a first-in, first-out basis. Realized gains and losses are reported as realized gain on disposal of digital assets and unrealized gains and losses are reported as impairment and unrealized gains and losses on digital assets in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment exclusively consists of computer equipment utilized by the Company. Depreciation expense is calculated using the straight-line method over the estimated useful life of three years and is recorded in general and administrative expenses within the consolidated statements of operations. Property and equipment are tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During the years ended December 31, 2023 and 2022, there were no impairment charges recognized for property and equipment.

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Computer equipment	$ 357	102
Less: accumulated depreciation	(117)	(25)
	$ 240	77

During the year ended December 31, 2023, the Company recognized $0.1 million of depreciation expense. Depreciation expense for the year ended December 31, 2022 was not material.

Intangible Assets

The Company's intangible assets consist of developed technology and tradenames related to the Mint State Labs Inc. ("MSL") acquisition completed in December 2022 and licenses of intellectual property. Intangible assets are carried at cost, less accumulated amortization. Amortization expense is computed over the estimated useful life of each asset based on the expected pattern in which the economic benefits will be obtained, or on a straight-line basis when the pattern cannot be reliably determined. Tradenames and developed technology have estimated useful lives of three years and four years, respectively. Licenses of intellectual property are amortized over the term of each license arrangement. The intangible assets are tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. During the years ended December 31, 2023 and 2022, there were no impairment charges recognized for definite-lived intangible assets.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair value of the net assets acquired. Goodwill is tested for impairment at least annually, and between annual impairment tests if events or changes in circumstances indicate the carrying value may be impaired. If it is more likely than not that goodwill is impaired, the Company compares the estimated fair value to its respective carrying value. If the carrying value is greater than its fair value, then an impairment charge is recognized for the excess and charged to operations in the period in which the impairment occurs. Determining the fair value is subjective and requires the use of significant estimates and assumptions, including financial projections for net sales, gross margin and operating margin, discount rates, terminal growth rates and future market conditions, among others. During the years ended December 31, 2023 and 2022, there were no impairment charges recognized for goodwill.

Convertible Debt

The Company has elected the fair value option for accounting for its convertible debt instruments pursuant to ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity* ("ASC 815-40"). Under the fair value option, convertible debt is initially recognized at fair value, with issuances costs expensed as incurred. Subsequent changes in the fair value of the convertible debt are recognized in Other Comprehensive Income ("OCI") or nonoperating income (loss) depending on whether the change is related to instrument specific credit risk or base market risk, respectively. Interest expense on convertible debt instruments accounted for using the fair value option is recognized as it is incurred each month and recorded in interest expense, net in the consolidated statements of operations.

Sale of Future NFT Revenues

The Company has one outstanding arrangement under which the counterparty provided the Company with an up-front payment, which the Company is required to repay using proceeds from certain future NFT sales. The funding received is accounted for as a debt obligation in the consolidated balance sheets and no interest expense is recognized as the Company's obligation is limited to the amount of funding initially received. When revenue is generated from the sale of NFTs in the future, the Company will recognize amounts received from customers as revenue and remit all payments to the counterparty to reduce the debt obligation. The liability is recognized in other noncurrent liabilities in the consolidated balance sheet as of December 31, 2023 and is presented as a noncurrent liability as repayment is not expected to occur during the 12-month period following December 31, 2023.

Intellectual Property Contracts

During 2022 and prior years, the Company entered into certain contracts with intellectual property ("IP") owners to allow for the collaboration between the parties toward the development of NFT-related products. These contracts were not licenses of the underlying IP and required future royalty payments to the IP owner (subject to certain minimums) should a product be approved by both parties and launched. The future minimum payments under the arrangements are recognized as liabilities at their net present value at contract inception. The liability is accreted up to its par value over the period of deferral through the recognition of periodic interest expense using the effective interest method in accordance with ASC 835. Interest expense is recorded in interest expense, net in the consolidated statements of operations.

Warrants and Simple Agreements for Future Equity ("SAFEs")

The Company accounts for SAFEs and warrants as either equity-classified or liability-classified instruments based on the assessment of the specific terms of the arrangement and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity* ("ASC 480") and ASC 815-40. The assessment considers whether the SAFEs or warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether they meet all of the requirements for equity classification under ASC 815-40, including whether they are indexed to the Company's own common stock, among other conditions for equity classification.

For instruments that meet all of the criteria for equity classification, the instrument is recorded at fair value as a component of additional paid-in capital at the time of issuance. For instruments that do not meet all the criteria for equity classification, the instrument is recorded at its initial fair value on the date of issuance and adjusted to the current fair value at each balance sheet date thereafter. Changes in the estimated fair value of liability-classified SAFEs or warrants are recognized as a component of nonoperating expense on the consolidated statements of operations (see Note 9 and Note 10).

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

In 2022 and prior, the Company listed NFTs for sale on a third-party marketplace such as OpenSea. Once the NFT was purchased, the Company recognized revenue from the initial sale of the NFT, and subsequently sell-on royalties are recognized at a later time when the secondary sales occur (i.e., the original NFT purchaser subsequently sells the NFT to a third party on OpenSea). Revenue from sale of these NFTs was earned in Ethereum (ETH) or wrapped Ethereum (wETH) and the conversion rate at the time of sale of the NFT was used to recognize revenue in USD.

When the Company sold NFTs through a third party's platform, payment from the customer was due at the time of purchase and the Company was generally charged a listing fee (ranging between 2.5% and 7.5% of the sale price) which was deducted from the sale proceeds prior to being deposited to the Company's digital asset wallets. Judgement is required in determining whether the Company is the principal or the agent when there is a third party involved in facilitating the sale of NFTs. The Company evaluated whether to present revenue on a gross versus net basis based on whether it controls the NFT prior to the sale. The Company has determined it is the principal because it (i) has control of the NFT and bears the risk of loss of the NFT, (ii) has the discretion to establish prices, and (iii) is responsible for fulfilling the transfer of NFT to the buyer. Therefore, the Company reported revenue on a gross basis when the NFT was sold. Costs associated with the third party's listing fee were recognized as Cost of revenue.

In connection with the sale of the NFT, the Company occasionally provided add-on incentives to the NFT buyers. Add-on incentives were either in the form of cash or other non-cash assets. When the add-on incentives were in the form of cash, they were accounted for as consideration payable to customer, resulting in a reduction of revenue.

When add-on incentives were in the form of other non-cash assets, the Company evaluated whether the add-on incentives gave rise to a material right, which was a separate performance obligation. The Company estimated the stand-alone selling price of the add-on incentives and allocated a portion of the NFT sales revenues to that performance obligation on a relative stand-alone selling price basis. The sales revenues allocated to add-on incentives were not recognized until the add-on incentives were exercised or expired. In 2023, add-on incentives accounted for less than 1% of revenue earned from the sale of previous NFTs.

When NFTs are subsequently resold in the secondary market, the Company is entitled to receive sell-on royalties from the NFT resellers. Such sell-on royalties are typically shared on a 50/50 basis between the Company and the intellectual property ("IP") partners based on the terms of the licensing agreement. Sell-on royalties are considered variable consideration as part of the original sale of NFTs. The Company has determined that the variable consideration is highly variable and uncertain at the time of the original NFT sale because it is unknown what the ultimate sale price will be in a secondary sale. Therefore, the sell-on royalties are not recognized at the time of the original NFT sale. At time of the secondary sale, the sell-on royalties will be recognized since the variable consideration is no longer constrained. Any amount of sell-on royalties paid to the IP partners would be recognized as operating expense.

Cost of Revenue

Cost of revenue primarily includes NFT minting fees, and licensing fees to entertainment organizations and influential figures for NFT development.

Selling and Marketing

Selling and marketing expenses primarily includes royalty payments to IP partners, advertising and marketing programs, and personnel related expenses including salaries, benefits, and stock-based compensation. Selling and marketing costs are expensed as incurred. Advertising costs are expensed as incurred and amounted to $0.4 million and $1.7 million for the years ended December 31, 2023 and 2022, respectively.

General and Administrative

General and administrative expenses primarily includes independent contractor costs, personnel-related costs including salaries, benefits, and stock-based compensation, acquisition costs and professional service costs. These expenses also include travel, depreciation and other corporate costs not allocated to other expense categories. General and administrative costs are expensed as incurred.

Research and Development

Research and development expenses primarily includes independent contractor costs, and personnel-related costs including salaries, benefits, and stock-based compensation. Research and development costs are expensed as incurred.

Software Development Costs

The Company is required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under the Company's current practice of developing games, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. No software development costs have been capitalized to date.

Income Tax (Benefit) Provision

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement's carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022, respectively. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Stock-Based Compensation

The Company has granted stock-based awards consisting of stock options, warrants, and restricted stock units ("RSUs") to employees and non-employees. For stock-based awards that vest subject to the satisfaction of a service requirement, the compensation expense is recognized using the straight-line method over the requisite service period, which is generally the vesting period. For awards that contain performance-based vesting conditions, expense is not recognized until it is probable that the vesting conditions will be met. If it is probable that the vesting conditions will be met, expense is recognized over the expected performance achievement period of the performance-based vesting conditions. Forfeitures are accounted for when they occur. For awards granted to employees, the expected term is calculated using the simplified method. The Company calculated the expected term of non-employee awards using the midpoint between the vesting date and the contractual term, which is consistent with the method used for employee awards.

In determining the fair value of the stock-based awards granted to employees and non-employees, the Company uses the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and requires significant judgment.

- *Fair Value of Common Stock* — The fair value of the Company's common stock is determined by its Board of Directors. Given the absence of a public trading market, the Company's Board of Directors considers numerous objective and subjective factors to determine the fair value of common stock at each grant date. These factors include, but are not limited to: (i) contemporaneous valuations of common stock performed by unrelated third-party specialists; (ii) the prices for common stock and other ownership units sold to outside investors; (iii) the rights, preferences and privileges of other ownership units relative to common stock; (iv) the lack of marketability of common stock; (v) developments in the business; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of the Company, given prevailing market conditions. The fair value of common stock for stock-based payment awards granted between valuation dates is determined by interpolation between the closest valuation dates.
- *Expected Term* — The expected term represents the period that the Company's stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), which is used for "plain-vanilla" options, as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term. If vesting is dependent on satisfying a performance condition that is not probable of being achieved and the service period is not explicitly stated, the Company estimates the expected term as the contractual term.
- *Volatility* — Because the Company is privately held and does not have an active trading market for its common stock for a sufficient period of time, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.
- *Risk-free Rate* — The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.
- *Dividends* — The Company has never paid dividends on its common stock and does not anticipate paying dividends on common stock. Therefore, the Company uses an expected dividend yield of zero.

Net Loss per Share

Basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted loss per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods.

For both periods presented, the weighted average number of shares used to compute basic and diluted net loss per share is the same since the effect of potentially dilutive securities is antidilutive. The following securities were excluded due to their anti-dilutive effect on net loss per common share recorded for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	**2022**
Stock options outstanding	9,197,919	9,866,250
Warrants outstanding	3,162,399	—
Restricted stock units outstanding	2,425,000	1,075,000
Total	14,785,318	10,941,250

This table excludes common shares potentially issuable under convertible debt instruments and SAFEs as the potentially issuable shares are unknown.

Recent Accounting Pronouncements

Recently Adopted Standards
In June 2016, the FASB issued ASU No 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). This ASU added a new impairment model (known as the current expected credit losses ("CECL") model) that is based on future expected losses rather than incurred losses. Under the new guidance, an entity recognizes an allowance for its estimate of expected credit losses and applies to most debt instruments, trade receivables, lease receivables, financial guarantee contracts, and other loan commitments. The CECL model does not have a minimum threshold for recognition of impairment losses and entities will need to measure expected credit losses on assets that have a risk of loss. In November 2019, the FASB issued ASU No. 2019-10, *Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates*, which deferred the effective date of ASU 2016-13 to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2016-13 on January 1, 2023 using the modified retrospective transition method as provided by the standard. The implementation of ASU 2016-13 did not have a material impact on the Company's consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, *Debt with Conversion and Other Options* (Subtopic 470-20) and *Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06"), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. ASU 2020-06 allows for a modified or full retrospective method of transition. This update is effective for the Company beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2020-06 as of January 1, 2022 using a modified retrospective adoption method, with no material impact to the Company's consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted
In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, to improve reportable segment disclosures. The guidance expands the disclosures required for reportable segments in our annual and interim consolidated financial statements, primarily through enhanced disclosures about significant segment expenses. The standard will be effective beginning December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, *Accounting for and Disclosure of Crypto Assets (Topic 350-60)*, to enhance decision-useful information about such assets and to better reflect the underlying economics of cryptocurrency transactions. The standard will be effective beginning December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, I*ncome Taxes—Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"), which modifies the rules on income tax disclosures to enhance the transparency and decision-usefulness of income tax disclosures; particularly in the rate reconciliation table and disclosures about income taxes paid. The amendments also eliminate certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. The standard will be effective beginning December 15, 2025, with early adoption permitted. All entities are required to apply the guidance prospectively but have the option to apply it retrospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3.   **Acquisition**

On December 20, 2022, the Company acquired 100% of the outstanding shares of MSL, an entertainment and gaming technology provider helping creators build, distribute, and market blockchain-powered experiences, for a total purchase consideration of $7.7 million, representing the estimated fair value of 1,875,000 shares of the Company's common stock issued to the sellers. With this purchase, MSL became a wholly owned subsidiary of the Company. Acquisition-related costs of $0.1 million were included in general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2022.

The acquisition was accounted for as a business combination in accordance with ASC 805. The excess of purchase consideration over the fair value of the net assets acquired was $6.1 million and was recorded as goodwill. Goodwill reflects the synergistic value of the customer base and the technology of the company acquired and the Company's ability to leverage the existing and newly acquired resources to expand product offerings and profitability. The fair value of intangible assets acquired was determined by management, with the assistance from an independent business appraiser, based on an income based and market valuation approach. The total contractual gross receipts acquired were less than $0.1 million. The acquisition had a $0.6 million net positive impact against the deferred tax liability for the year, reflected as an addition to goodwill. The remaining $5.4 million in goodwill resulting from the acquisition is not expected to be deductible for U.S. federal income tax purposes.

Recognized amounts of identifiable assets acquired and liabilities assumed (in thousands):

Cash	$	15
Accounts receivable		38
Intangible Assets		
Trade name		350
Developed technology		1,862
Liabilities		
Accounts payable		(45)
Deferred tax liability		(660)
Other current liabilities		(9)
Total identifiable net assets		**1,551**
Fair value of purchase consideration		7,650
Goodwill	$	**6,099**

The weighted average useful life of each identifiable intangible asset is as follows:

	Weighted Average Useful Life
Trade name	3 years
Developed technology	4 years

4. Digital Assets

All of the Company's cryptocurrency holdings are ETH or wETH and are level 1 fair value measurements. The following table presents those cryptocurrencies on a combined basis as they are both fungible and always exchangeable for one another in the same value (in thousands):

	December 31, 2023		December 31, 2022	
Beginning Cryptocurrency Balance	$	44	$	—
Exchange of fiat currency to cryptocurrencies		—		24
Revenue earned from NFT sales, net		329		5,523
Proceeds from exchange of cryptocurrencies to fiat currency		(260)		(4,543)
Cryptocurrencies used to purchase NFTs		(1)		(138)
Cryptocurrencies used to pay operating expenses		(111)		(183)
Realized gain on sale of cryptocurrencies		29		833
Impairment of cryptocurrencies		(20)		(1,472)
Unrealized gain (loss) on cryptocurrencies		26		—
Ending Cryptocurrency Balance	$	36	$	44

The following table presents information about the Company's NFT holdings (in thousands):

	December 31, 2023	December 31, 2022
Beginning NFT Balance	$ 59	$ —
NFT Purchases	1	138
NFTs Burned/Impaired	(60)	(79)
Ending NFT Balance	$ —	$ 59

During each of the years ended December 31, 2023 and 2022, the Company recorded impairment charges of $0.1 million and $1.5 million, respectively, on its cryptocurrency holdings and NFT holdings.

5. Intangible Assets

Intangible assets consisted of the following as of December 31, 2023 (in thousands):

	Gross Book Value	Accumulated Amortization	Net Book Value
Tradename	$ 350	$ (117)	$ 233
Developed technology	1,862	(465)	1,397
Licensed IP	8,032	(1,040)	6,992
Total intangible assets	$ 10,244	$ (1,622)	$ 8,622

Intangible assets consisted of the following as of December 31, 2022 (in thousands):

	Gross Book Value	Accumulated Amortization	Net Book Value
Tradename	$ 350	$ —	$ 350
Developed technology	1,862	—	1,862
Total intangible assets	$ 2,212	$ —	$ 2,212

During the year ended December 31, 2023, the Company capitalized $8.0 million of licensed IP intangible assets associated with licensing agreements that provide for minimum guaranteed royalty obligations (see Note 7).

The Company recognized total amortization expense of $1.6 million during the year ended December 31, 2023, $1.0 million of which is recognized in cost of revenue and $0.6 million of which is recognized in research and development expenses in the consolidated statement of operations. Total amortization expense was de minimis during the year ended December 31, 2022.

Estimated future amortization relating to intangible assets is as follows (in thousands):

Year Ended December 31,	Amortization
2024	$ 2,600
2025	2,483
2026	1,875
2027	936
2028	728
	$ 8,622

6. Intellectual Property Contracts

During 2022 and prior years, the Company entered into certain contracts with IP owners to allow for the collaboration between the parties toward the development of NFT-related products. These contracts granted the Company the right to license the underlying IP should a product be approved by both parties and launched. In return, the contracts required future payments to the IP owner as well as royalty payments if sales exceeded certain thresholds. As of December 31, 2022, the Company recognized $0.9 million and $0.6 million of assets related to the expected use of the IP in prepaid expenses and other current assets and other noncurrent assets, respectively. The Company also recognized $0.9 million and $1.0 million of related liabilities for future minimum payments to the IP owner in accrued expenses and other current liabilities and other noncurrent liabilities, respectively.

During the years ended December 31, 2023 and 2022, the Company recognized $0.2 million and $4.0 million, respectively, of expenses related to the payment of royalty payments to the IP owner, which are recognized as general and administrative expenses in the consolidated statements of operations. During the years ended December 31, 2023 and 2022, the Company recognized $0.2 million and $0.3 million, respectively, of interest expense related to the accretion of the future minimum payment liabilities.

During the year ended December 31, 2023, the Company amended certain outstanding contracts and derecognized the associated assets and liabilities from the original agreement, resulting in other income of $0.5 million, which is recognized as a gain on contract termination in the statement of operations for the year ended December 31, 2023. The Company accounted for the amended agreements as new contracts for acquisitions of intangible assets. Accordingly, as of December 31, 2023, there were no outstanding IP contracts recognized on the consolidated balance sheet.

7. License Fees Payable

The Company enters into arrangements through which it licenses the rights to certain entertainment properties for the purpose of creating gamified experiences and digital collectibles. These transactions are accounted for as acquisitions of intangible assets (See Note 5). These arrangements have terms that expire between 2024 and 2028 and generally require the Company to make up-front payments and may include non-refundable guaranteed minimum royalties in addition to royalty payments that are contingent upon generating revenue using the licensed property. The average royalty rate in the outstanding contracts as of December 31, 2023 is 44% and contracts generally contain annual minimums that the Company must meet.

As of December 31, 2023, the weighted average effective interest rate utilized to accrete the fair value of the license fees payable to the future amounts payable was 14%, which is used to determine the amount of periodic interest expense recognized related to the liabilities.

The following table contains information regarding license fees payable during the year ended December 31, 2023 (in thousands):

	Year Ended December 31, 2023
New liabilities	$ 8,032
Repayments	860
Interest expense	382

As of December 31, 2023, contractual future minimum royalty payments due under license agreements is as follows (in thousands):

Year Ending December 31,		Amount
2024	$	1,790
2025		2,350
2026		3,000
2027		1,350
2028		1,500
Total Contractual Payments	$	9,990
Less: Imputed Interest		(2,876)
Short-Term Liability	$	1,790
Long-Term Liability	$	5,324

8. Sale of Future NFT Revenue

In November 2023, the Company entered into an arrangement with a web3 blockchain company through which the Company will develop a blockchain presence on the Sui Protocol, including the design and development of the games, and the minting and issuance of non-fungible tokens in connection therewith, on the Sui Protocol. Under this agreement, the counterparty provided the Company with an up-front payment of $1.3 million, which the Company is required to repay using proceeds from certain future NFT sales. The repayment obligation is non-recourse to the Company's other assets or revenue generated outside of the specifically identified future NFT sales. No interest is required to be paid under the arrangement and the Company is not responsible for any shortfalls in proceeds from the NFT sales. In the event the NFT sales generate cash in excess of $1.3 million, the Company is entitled to retain the excess cash. The initial term of the arrangement is three years and is subject to renewal upon mutual agreement from both parties.

9. SAFEs

In July 2022, the Company issued third-party investors SAFEs in the amount of $3.4 million (the "2022 SAFEs"). Upon the next qualified financing transaction, the 2022 SAFEs would convert into shares of the Company's equity at a 20% discount. The 2022 SAFEs were classified as liabilities and were recorded at fair value upon issuance and required to be subsequently remeasured to fair value on a recurring basis. The fair value of the Company's 2022 SAFEs was classified as a Level 3 measurement within the fair value hierarchy. The valuation used certain unobservable assumptions and estimates in a discounted cash flow model.

There was no change in the fair value of the 2022 SAFEs during the year ended December 31, 2022. On February 6, 2023, in connection with the Private Placement Transaction (see Note 10), the 2022 SAFEs settled and were converted into 529,648 shares of common stock and warrants to purchase 252,234 shares of common stock, at which point the 2022 SAFE liabilities were extinguished. The fair value of the 2022 SAFEs at the time of settlement was based on the fair value of the shares and warrants issued in settlement of the 2022 SAFEs and resulted in $0.1 million of nonoperating expense related to the change in fair value during the year ended December 31, 2023 (through the settlement date).

The table below summarizes the key inputs used in the valuation of the 2022 SAFEs as of December 31, 2022:

	December 31, 2022
Expected term (in years)	2.00
Expected volatility	145.9%
Discount for lack of marketability	49.0%
Expected dividend yield	0%
Fair value of common stock	$4.08

On May 25, 2023, the Company issued a SAFE (the "2023 SAFE") and warrants (the "2023 SAFE Warrants") to a single investor in the amount of $3.0 million (the "2023 SAFE"), resulting in net proceeds of $2.6 million. The proceeds from the issuance were allocated to the 2023 SAFE first at its fair value of $2.0 million, with the remaining $0.7 million (net of $0.1 million of issuance costs) allocated to the equity-classified 2023 SAFE Warrants. The Company recognized $0.2 million of issuance costs that were allocated to the 2023 SAFE as an expense in the statement of operations for the year ended December 31, 2023.

Upon the next qualified financing transaction, the 2023 SAFE converts into shares of the Company's equity at a discount ranging from 20% to 50%. Upon a liquidity event or a dissolution event (including an initial public offering or direct listing or change of control), repayment is required in cash. The 2023 SAFE is classified as a liability, requiring remeasurement to fair value on a recurring basis with changes in fair value recorded in the consolidated statements of operations.

The fair value of the Company's 2023 SAFE is a Level 3 measurement within the fair value hierarchy. The valuation is based on a combination of a discounted cash flow model and a Black Scholes model, with various inputs as further described below.

As of December 31, 2023, the 2023 SAFE remained outstanding and the Company recognized $0.3 million of nonoperating expense related to the remeasurement of the SAFE during the year ended December 31, 2023.

The table below summarizes the key inputs used in the valuation of the 2023 SAFE:

	December 31, 2023	May 25, 2023
Expected term (in years)	0.40 - 2.40	1.00 - 3.00
Expected volatility	59.6%	63.2%
Discount rate	44.6%	45.9%
Risk-free rate	4.01%	4.21%
Expected dividend yield	0%	0%
Fair value of common stock	$3.81	$4.63
Scenario probabilities (i.e., conversion, qualified financing, IPO, change of control)	10% - 40%	10% - 40%

10. Warrants

The following is a summary of the Company's outstanding warrants as of December 31, 2023:

Warrant	Issued	Shares	Exercise Price	Expiration
Advisor warrants	June 2023	875,000	$4.08 - $5.00	May – December 2027
Private Placement Warrants	February 2023	1,350,129	$4.08 - $12.00	February 2028
2023 SAFE Warrants	May 2023	318,810	$9.41	May 2030
Convertible Note Warrants	December 2023	618,460	$8.06	December 2028

Refer to Note 13 for a discussion of the warrants issued to advisors.

Private Placement Warrants
On February 6, 2023, the Company issued common stock, warrants, and convertible promissory notes to multiple investors for total proceeds of $7.2 million (net proceeds of $7.0 million, net of issuance costs) (the "Private Placement Transaction"). Refer to Note 11 for a discussion of the convertible debt and Note 12 for a discussion of the common stock.

Of the total warrants issued, 625,000 warrants (the "Main Investor Warrants") were initially issued to a preferential investor (the "Main Investor"). The Main Investor Warrants have an exercise price of $4.08 per share and expire five years after issuance. The number of warrants that the Company was required to issue was subject to an increase of 50% in the event the Company failed to raise a certain level of capital prior to December 31, 2023. The Main Investor Warrants were classified as liabilities upon issuance and were initially recorded at their fair value of $3.2 million, with changes in fair value recognized in nonoperating expenses (classified in change in fair value of warrants and SAFEs in the consolidated statement of operations). During the year ended December 31, 2023, the Company recognized $0.9 million of nonoperating income related to remeasurement of the Main Investor Warrants (classified in change in fair value of warrants and SAFEs in the consolidated statement of operations). On December 31, 2023, as a result of not reaching certain financing levels, the Company issued the Main Investor additional warrants exercisable into 312,500 shares of common stock on the same terms as the initial warrants issued to the Main Investor.

While liability classified, the fair value of the Company's Main Investor Warrants was classified as a Level 3 measurement within the fair value hierarchy. The Company used the Black Scholes model to value the Main Investor Warrants.

The table below summarizes the key inputs used in the valuation of the Main Investor Warrants:

	February 15, 2023	December 31, 2023
Expected term (in years)	4.98	4.11
Expected volatility	110.7%	89.3%
Risk-free rate	4.0%	3.8%
Expected dividend yield	0.0%	0.0%
Fair value of common stock	$5.00	$3.81

In addition to the transactions with the Main Investor, on February 6, 2023, the Company issued 160,305 warrants (the "Other Investor Warrants") to various investors and brokers, which are classified as liabilities. The Other Investor Warrants have an exercise price of $12.00 per share and expire five years after issuance. Net proceeds of $0.6 million were allocated to the Other Investor Warrants.

The Company also issued 252,324 warrants to those investors that had their 2022 SAFEs converted as part of the Private Placement Transaction (the "2022 SAFE Warrants"). The 2022 SAFE Warrants had an initial fair value of $0.9 million, which was recognized as part of the settlement of the 2022 SAFEs. Refer to Note 9 for further details regarding the settlement.

The Company expensed $0.1 million of issuance costs in the consolidated statement of operations for the year ended December 31, 2023 that were allocated to the Other Investor Warrants and 2022 SAFE Warrants. During the year ended December 31, 2023, the Company recognized $0.8 million of nonoperating income related to remeasurement of the Other Investor Warrants and 2022 SAFE Warrants (classified in change in fair value of warrants and SAFEs in the consolidated statement of operations).

The fair value of the Company's Other Investor Warrants and 2022 SAFE Warrants were classified as Level 3 measurements within the fair value hierarchy. The valuations are based on the Black Scholes model with key inputs being the same as those for the Main Investor Warrants disclosed above.

2023 SAFE Warrants
On May 25, 2023, in connection with the issuance of the 2023 SAFE (see Note 9), the Company issued the 2023 SAFE Warrants, with allocated proceeds of $0.8 million (net of $0.1 million of allocated issuance costs). Each of the 2023 SAFE Warrants will entitle the holder to purchase one share of common stock (total of 318,810 shares) at an exercise price of $9.41 and will expire seven years from the date of issuance. The 2023 SAFE Warrants are classified as equity. As of December 31, 2023, the 2023 SAFE Warrants remained outstanding.

The fair value of the 2023 SAFE Warrants at the time of issuance was a Level 3 fair value measurement and was based on following key inputs:

	May 25, 2023
Expected term (in years)	7.00
Expected volatility	63.2%
Risk-free rate	3.8%
Expected dividend yield	0.0%
Fair value of common stock	$4.63

Convertible Note Transaction Warrants

On December 14, 2023, the Company issued convertible promissory notes (the "Convertible Debt") and warrants (the "Convertible Note Warrants") for proceeds of $6.7 million (the "Convertible Note Transaction"). Liability-classified warrants to purchase 618,460 shares of common stock at an exercise price of $8.0644 per share were issued. The proceeds from the Convertible Note Transaction allocated to the Convertible Debt (see Note 11) and the Convertible Note Warrants based on the fair value of each instrument, with proceeds of $1.3 million allocated to the Convertible Note Warrants. As of December 31, 2023, the Convertible Warrants remained outstanding. There was a de minimis change in the fair value of the Convertible Note Warrants during the year ended December 31, 2023.

The fair value of the Company's Convertible Note Warrants was classified as a Level 3 measurement within the fair value hierarchy. The valuation is based on the Black Scholes model and includes the following key inputs:

	December 14, 2023
Expected term (in years)	4.99
Expected volatility	89.3%
Risk-free rate	3.8%
Expected dividend yield	0.0%
Fair value of common stock	$3.81

11. Convertible Debt

Private Placement Convertible Debt

On February 6, 2023, in connection with the Private Placement Transaction (see Note 10), the Company issued two one-year maturity promissory notes with an aggregate principal balance of a $0.4 million (the "Main Investor Notes"). The Main Investor Notes are payable on demand at any time after February 8, 2024 and bear interest at a rate of 8% per annum. The Main Investor Notes are convertible at any time, at the option of the holder, into shares of the Company's common stock at a conversion price per share equal to $8.00. The Main Investor Notes automatically convert into shares of the Company's equity in the event of qualified equity financing transaction.

The Company elected the fair value option for the Main Investor Notes and therefore recognizes the convertible debt at fair value upon issuance and as of each balance sheet date. As of the issuance date and December 31, 2023, the Main Investor Notes had a fair value of $0.4 million.

Convertible Note Transaction

On December 14, 2023, in connection with the Convertible Note Transaction (see Note 10), the Company issued convertible promissory notes (the "Convertible Notes") and the Convertible Note Warrants for total proceeds of $6.7 million, $5.4 million of which was allocated to the fair value of the Convertible Notes. The Convertible Note bears interest at a rate of 15% per annum, payable quarterly beginning in 2024. The Convertible Note is due upon maturity in December 2025 and the Company has the right at any time to extend the maturity date by one year in exchange for an increased interest rate of 18% per annum. Further, the Convertible Notes are convertible, at any time, at the option of the holder, into shares of the Company's common stock at a conversion price per share equal to $6.4515. The Convertible Note will automatically convert into shares of the Company in the event of qualified financing transaction at a discount between 20% and 25%.

The Company elected the fair value option for the Convertible Note and therefore recognizes the debt at fair value upon issuance and as of each balance sheet date. As of December 14, 2023 and December 31, 2023, the Convertible Note had a fair value of $5.4 million.

The fair value of the Company's Convertible Notes was classified as a Level 3 measurement within the fair value hierarchy. The valuation was conducted using a combination of a discounted cash flow model and a Black Scholes model. The table below summarizes the key inputs used in the valuation of the Convertible Notes:

	December 14, 2023
Expected term (in years)	1.00 - 6.00
Expected volatility	81.3% - 116.6%
Discount rate	91.6%
Risk-free rate	3.9% - 4.8%
Expected dividend yield	0%
Fair value of common stock	$3.81
Scenario probabilities (i.e., conversion, qualified financing, IPO, change of control)	10% - 40%

Future maturities of convertible debt as of December 31, 2023 are as follows (in thousands):

Year Ending December 31,	Amount	
2024	$	400
2025		6,650
Total	$	7,050

12. Shareholders' Equity

Common Stock

As of December 31, 2023, the Company has authorized 80,000,000 shares of common stock. Common stock issued and reserved for issuance as of December 31, 2023 and December 31, 2022, consisted of the following (excluding common stock that may be issued for the conversion of instruments that are subject to variable share conversion features based on future events, including SAFEs and Convertible Notes):

	As of December 31,	
	2023	2022
Common stock outstanding	18,600,217	17,190,000
Common stock options outstanding	9,197,919	9,866,250
Restricted stock units outstanding	2,425,000	1,075,000
Common stock warrants outstanding	3,162,399	—
Common stock options available for grant under 2021 Equity Incentive Plan	3,376,961	4,858,750
Total	36,762,496	32,990,000

The holders of common stock have various rights and preferences as follows:

Voting
The holders of shares of common stock are entitled to elect the directors of the Company. Each holder of common stock shall be entitled to one vote for each share of common stock held.

Dividends
When and if declared by the Board of Directors, holders of common stock are entitled to dividends in proportion to the number of shares of common stock held. No dividends have been declared since inception.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the remaining assets of the Company available for distribution to its stockholders or, in the case of a deemed liquidation event, the remaining available proceeds, as the case may be, shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Private Placement Common Stock

On February 6, 2023, in connection with the Private Placement Transaction (see Note 10), the Company issued 905,442 shares of common stock, which resulted in $2.9 million of the total net proceeds being allocated to the common stock (net of $0.2 million of issuance costs allocated to the common stock).

2022 Issuance of Common Stock

During the year ended December 31, 2021, the Company issued 1,000,000 shares of common stock in exchange for a $5.0 million stock subscription receivable. On January 4, 2022, the Company received $5.0 million in cash in satisfaction of the stock subscription receivable.

Preferred Stock

As of December 31, 2023, the Company has authorized 20,000,000 shares of preferred stock. As of December 31, 2023, all shares of preferred stock were available for issuance.

The Board of Directors (without further stockholder action) can designate one or more series or classes of preferred stock and can determine the rights, preferences and privileges of such preferred stock at the time of issuance.

13. Stock Incentive Plans

In April 2021, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan") pursuant to which the Company's Board of Directors may grant stock options, stock appreciation rights, restricted stock units, cash-based awards or stock awards to employees and non-employees of the Company. Options granted under the 2021 Plan may be either incentive stock options or non-qualified stock options. Incentive stock options ("ISO") may be granted only to the Company's employees (including officers and directors who are also employees). Non-qualified stock options ("NSO") may be granted to the Company's employees and consultants. As of December 31, 2023, the Company had authorized 15,000,000 shares available to be issued under the 2021 Plan.

Options issued under the 2021 Plan are granted at an exercise price of not less than 100% of the fair market value per share of the common stock on the grant date as determined by the Company's Board of Directors, provided that the exercise price of an ISO granted to a 10% stockholder will not be less than 110% of the fair market value of the shares on the date of grant. The options generally vest with respect to 25% of the shares one year after the options' vesting commencement date, and the remainder generally vest in equal monthly installments over the following three years. Options have a maximum term of ten years. In the event of voluntary or involuntary termination of employment with the Company for any reason, with cause, all unvested options are forfeited, and all vested options must be exercised within a 90-day period, or they become forfeited, although the Board of Directors can approve an extension of the exercise period beyond the 90-day limit.

Stock Options

The following table summarizes the Company's stock option activity under the 2021 Plan:

	Number of Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2023	9,866,250	$2.85	8.52	$12,480
Granted	1,158,433	$4.08	—	—
Exercised	(120)	$4.08	—	—
Options cancelled and reissued as warrants	(800,000)	$4.20	—	—
Forfeited/cancelled/expired	(1,026,644)	$4.08	—	—
Outstanding as of December 31, 2023	9,197,919	$2.72	7.52	$10,860
Exercisable as of December 31, 2023	7,393,669	$2.67	7.38	$9,078

The weighted-average grant-date fair value of stock options granted was $3.57 and $3.72 per share for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the total stock-based compensation expense related to nonvested awards not yet recognized was $3.7 million, which will be recognized over a weighted average vesting period of 1.09 years.

Stock-based compensation expense related to the stock options is recorded in the consolidated statements of operations as follows (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Selling and marketing	$ 607	$ 1,205
General and administrative	4,136	7,227
Research and development	2,120	1,784
Total stock-based compensation	$ 6,863	$ 10,216

The following assumptions were used to estimate the fair value of stock options granted during the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Expected term (in years)	5.00 – 6.05	3.00 – 6.00
Expected volatility	126.0% – 127.3%	82.52% – 129.9%
Risk-free rate	3.6% – 3.7%	1.3% – 4.2%
Expected dividend yield	0.0%	0.0%
Fair value of stock	$3.50 – $3.65	$3.51 – $4.49

During the year ended December 31, 2023, the Company replaced 800,000 options previously issued to advisors with warrants with the same terms (see discussion below). As the previously issued options and the new warrants had the same terms, there was no incremental fair value associated with the replacement. The options are included in the tables above for the year ended December 31, 2022 and are disclosed in the tables below related to advisor warrants for the year ended December 31, 2023.

Restricted Stock Units

The following table summarizes the Company's RSU activity under the 2021 Equity Incentive Plan:

	Number of Shares	Weighted-Average Grant Date Fair Value
RSUs outstanding and unvested as of January 1, 2023	1,075,000	$ 4.08
Granted	1,350,000	4.98
RSUs outstanding and unvested as of December 31, 2023	2,425,000	$ 4.58

The RSUs contain a double-trigger vesting schedule and as such they vest over a four-year period subject to a one-year cliff and monthly vesting thereafter, and, in addition to the time period vesting, the RSUs require the Company to either be acquired or go through an initial public offering. As it is not probable that all vesting conditions will be met, no compensation expense was recognized during the years ended December 31, 2023 or 2022.

As of December 31, 2023, the total unrecognized stock-based compensation expense related to nonvested RSUs is $11.1 million.

Advisor Warrants

The following table summarizes the Company's advisor warrant activity:

	Number of Warrants Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2022	—	—	—	—
Options replaced with warrants	800,000	$4.20	—	—
Warrants granted	75,000	$4.08	—	—
Outstanding as of December 31, 2023	875,000	$4.19	3.77	—
Exercisable as of December 31, 2023	715,000	$4.21	3.75	—

As noted above, during the year ended December 31, 2023, the Company issued 800,000 warrants to replace options that were previously issued to advisors. There were no changes to the contractual provisions between the options and the warrants, except for the form of the instrument from options to warrants.

The Company issued 75,000 warrants during the year ended December 31, 2023 with a grant date fair value of $1.89 per warrant. The following assumptions were used to estimate the fair value of the 75,000 warrants granted during the year ended December 31, 2023:

	Year Ended December 31, 2023
Expected term (in years)	3.17
Expected volatility	63.2%
Risk-free rate	4.2%
Expected dividend yield	0.0%
Fair value of stock	$4.08

The Company recognized stock-based compensation expense related to the advisor warrants of $1.1 million for the year ended December 31, 2023, which is recognized in general and administrative expenses in the consolidated statements of operations. As of December 31, 2023, the total stock-based compensation expense related to nonvested warrants not yet recognized was $0.4 million, which will be recognized over a weighted average vesting period of 0.88 years.

14. Income Taxes

For the years ended December 31, 2023 and December 31, 2022, net loss before taxes consists of the following (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
U.S. Operations:	$ (20,291)	$ (22,153)

Income tax expense attributable to income from continuing operations consist of (in thousands):

	Year Ended December 31, 2023	Year Ended December 31, 2022
Current income tax expense		
Federal	$ —	$ —
State	(2)	(2)
Total current income tax expense	(2)	(2)
Deferred benefit:		
Federal	—	465
State	—	196
Total deferred tax	—	661
Total (provision) benefit for income taxes	$ (2)	$ 659

Income tax benefit (provision) attributable to net loss before taxes differed from the amounts computed by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations as a result of the following:

	Year Ended December 31, 2023	Year Ended December 31, 2022
Federal income tax (provision) benefit at the statutory rate	21.0 %	21.0 %
State income taxes, net of federal tax expense	1.1	8.0
State rate change	(3.7)	—
Provision to return adjustments	(4.2)	—
Nondeductible stock-based compensation expense	(2.8)	(1.9)
Nondeductible warrant expense	1.6	—
Nondeductible other expenses	(0.8)	(0.1)
Change in valuation allowance	(12.2)	(24.0)
Income tax (provision) benefit	0.0 %	3.0 %

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023 and 2022 are presented below (in thousands):

	As of December 31,			
	2023		**2022**	
Deferred tax assets:				
Organizational costs	$	4	$	6
Stock-based compensation		3,517		3,491
Unrealized FX (gain)/loss		13		26
Fixed assets		7		—
Capitalized research expenses		1,298		520
Loss carryovers		5,039		3,666
Total gross deferred tax assets		9,878		7,709
Less Valuation Allowance		(9,518)		(7,048)
Net deferred tax assets		360		661
Deferred tax liabilities:				
Intangible assets, net		(360)		(660)
Fixed Assets		—		(1)
Total deferred tax liabilities		(360)		(661)
Net deferred tax liabilities	$	—	$	—

The valuation allowance for deferred tax assets as of December 31, 2023 and 2022 was $9.5 million and $7.0 million, respectively. The net change in the total valuation allowance in 2023 and 2022 was an increase of $2.5 million and $5.3 million, respectively.

As of December 31, 2023, the Company concluded, based upon the weight of available positive and negative evidence, primarily in the form of losses generated since inception, it was more likely than not that it would not have sufficient future taxable income to realize the Company's federal and state deferred tax assets. As a result, the Company maintained a valuation allowance against deferred tax assets that are not supported by reversing deferred tax liabilities.

As of December 31, 2023, the Company has net operating loss carryforwards for federal income tax purposes of $20.8 million, which may be carried forward indefinitely. The Company has state loss carryforwards of $5.4 million, which begin to expire in 2041. The Company has capital loss carryforwards of $0.7 million, which begin to expire in 2026.

As of December 31, 2023, tax years 2021 and forward were subject to examination by the IRS and the state tax authority. As of December 31, 2023, the Company was not subject to any federal or state income tax audits.

As of December 31, 2023 and 2022, the Company did not have any unrecognized tax positions.

15. Commitments and Contingencies

Employee Benefit Plan

The Company has an employee benefit plan that contains a 401(k) salary deduction provision covering all employees who meet the eligibility requirements of the plan. Eligible employees are able to defer up to the lesser of 75% of their base compensation or the statutorily prescribed annual limit. The Company provides matching contributions to the plan and the current match is 100% of up to 4% of a participant's compensation that is contributed to the plan. Total Company contributions for both the years ended December 31, 2023 and 2022 were $0.1 million.

Indemnification Obligations

The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to (i) certain agreements with the Company's officers and directors, under which the Company may be required to indemnify such persons for liabilities arising out of their relationships as officers or directors of the Company. The terms of such indemnification obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Historically, the Company has not been obligated to make significant payments under, and no liabilities have been recorded for these indemnification obligations.

Legal Proceedings

The Company may become subject to various legal proceedings and claims that arise in the ordinary course of business. The Company establishes accruals for lawsuits or disputes if and when it is determined that a loss is both probable and can be reasonably estimated. Accruals can be adjusted from time to time, in light of additional or changed information or based on a re-assessment of the risk and costs of proceeding with lawsuits and disputes. The Company is currently not aware of any such legal proceedings or claims that have a material impact on the business, financial condition or operating results.

Regulatory Inquiries

The Company has received inquiries from regulatory authorities in Wisconsin and California regarding the sale of NFTs, and Colorado regarding investments from certain individuals in that state. Orange Comet has fully cooperated with these inquiries and provided all requested information. The Company is dedicated to complying with all relevant laws and regulations. The Company received correspondence confirming closure of the Wisconsin inquiry. Although the outcomes of the other inquiries are uncertain, the Company does not expect them to have a material adverse effect on its financial condition or operations.

16. Subsequent Events

The Company has evaluated all events and transactions that occurred after December 31, 2023 through July 29, 2024, which is the date these consolidated financial statements were available to be issued.

From January to April 2024, the Company issued a series of convertible promissory notes as part of its Convertible Debt round that began in December 2023 (see Note 11). Throughout this period, the Company entered into subscription agreements for three convertible promissory notes totaling $3.0 million. In connection with these subscription agreements, the Company issued warrants to purchase up to 319,432 shares of common stock at $8.0644 per share. Each note carries a 15% interest rate, payable quarterly, with a requirement to keep one year of interest in an interest reserve account. The notes are set to mature between January and April 2026, with options for the Company to extend their maturity by 12 months, subject to an increased interest rate of 18%.

In January 2024, the Company entered into a license arrangement through which it will license the rights to certain entertainment properties for the purpose of creating gamified experiences and digital collectibles. The transaction will be accounted for as an acquisition of an intangible asset. The agreement expires on March 31, 2028 (if the launch date of a licensed game occurs on or prior to March 31, 2025) or June 30, 2028 (if the launch date of a licensed game occurs after March 31, 2025). Royalty rates of 30% and 10% on initial and subsequent sales of products utilizing the licensed IP, respectively, will be payable to the licensor upon achieving future sales. The arrangement also calls for future minimum royalty payments of: (i) $0.2 million upon execution of the agreement, (ii) $0.2 million by December 31, 2024, (iii) $0.5 million by December 31, 2025, and (iv) $0.4 million by December 31, 2026.